1290 AVENUE OF THE AMERICAS NEW YORK NEW YORK 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	morrison & foerster llp

new york, san francisco,
los angeles, palo alto,
san diego, washington, d.c.

denver, northern virginia,
orange county, sacramento,
walnut creek, century city

tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels
December 1, 2005	Writer’s Direct Contact 212/468-8163 JTanenbaum@mofo.com

Martin F. James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	NUR Macroprinters Ltd. Form 20-F for the fiscal year ended December 31, 2004 File Number 000-26498

Dear Mr. James:

        This letter is submitted on behalf of NUR Macroprinters Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2004 filed on July 15, 2005 (the “Form 20-F”), as set forth in your letter dated August 4, 2005 to David Seligman (the “Comment Letter”). The Company plans to file Amendment No. 1 to the Form 20-F (“Amendment No. 1”), which includes changes that principally reflect responses to the Staff’s comments as set forth in this letter below.

        For reference purposes, the text of the Comment Letter has been reproduced herein with our responses below each numbered comment. For your convenience, we have bolded and italicized the reproduced Staff comments from the Comment Letter. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in Amendment No. 1.

December 1, 2005
Page Two

Item 5 – Operating and Financial Review and Prospects, page 31

Year ended December 31,2004 compared with Year ended December 31,2003, page 39

1.	We note the bad debt write-offs of $6.3 and $6.7 million you recorded for the years ended December 31, 2004 and 2003, respectively. Please revise future filings to include a discussion of the circumstances surrounding the material bad debt write-offs recorded during the periods.

In future filings, the Company will include a discussion of the circumstances surrounding material bad debt write-offs recorded during the applicable periods.

2.	In addition, in future filings, please revise your allowance for doubtful accounts critical accounting estimate discussion on page 35 to describe the risks inherent in your trade receivable portfolio which resulted in an allowance of more than 50% of the gross outstanding balance at December 31, 2004.

In future filings, the Company will revise its discussion of allowance for doubtful accounts critical accounting estimates to describe the risks inherent in the Company’s trade receivable portfolio which resulted in an allowance of more than 50% of the gross outstanding balance at December 31, 2004.

Item 15 – Controls and Procedures, page 97

3.	We note your disclosure that your “disclosure controls were effective as of such date to ensure that information required to be disclosed in NUR’s reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

In future filings, the Company will confirm, if correct, that its officers have concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Consolidated Financial Statements, page F-2

December 1, 2005
Page Three

4.	We note that Kost Forer Gabbay and Kasierer’s opinion as it relates to certain consolidated subsidiaries is based solely on the report of another auditor. Since your auditors, Kost Forer Gabbay and Kasierer, have referred to another accountant’s report in their opinion, please amend the filing to include the audit report of the other auditors. Refer to Rule 2-05 of Regulation S-X.

The Company’s auditors, Kost Forer Gabbay and Kasierer, have referred to other accountants in their opinion with regard to the financial statements of NUR Japan Limited (“NUR Japan”) and NUR Asia Pacific Limited (‘NUR Asia Pacific”).

The Company will comply with Rule 2-05 of Regulation S-X, and amend its Form 20-F to include (1) BDO McCabe Lo & Company Hong Kong’s audit report on the financial statements of NUR Asia Pacific for the year ended December 31, 2004 (2) Grant Thornton Japan’s audit report on the financial statements of NUR Japan for the year ended December 31, 2003 (3) a revised auditors’ report on the Company’s financial statements according to which the principal auditor, Kost Forer Gabbay and Kasierer, will not refer in 2003 to other auditors with regard to NUR Asia Pacific in the aforementioned year.

Consolidated Statements of Operations, page F-5

5.	We note from your disclosure on page 38 that service and other revenues approximated 11%, 14% and 15% of your total revenues for the years ended 2002, 2003 and 2004, respectively. In future filings, please revise this statement to separately present revenues from services as well as the related costs of service revenues on its face. See Rule 5-O3(b) of Regulation S-X.

In future filings, the Company will separately present revenues from services as well as the related costs of service revenues.

Note 2 – Significant Accounting Policies, page F-15

Inventories, page F-16

6.	We note from the statements of cash flows that you transferred property, plant and equipment to inventory during 2003 and 2004. Please tell us the nature of these costs, how you account for them and explain why classification as inventory is appropriate.

December 1, 2005
Page Four

The Company has recorded certain printers (“Test Printers”) as property, plant and equipment because they are used for Training and Demonstration purposes and/or testing in the Company’s research and development laboratory (the “R&D Laboratory”). The Company’s R&D Laboratory uses Test Printers to test new features under development. The costs associated with Test Printers used by the Company’s R&D Laboratory are capitalized as property, plant and equipment due to the fact that they have alternative future use. The Company’s sales offices also use Test Printers in order to demonstrate certain features as well as to train customers and service engineers. As new printer models become available, current Test Printers are no longer needed and are offered (after a minimal refurbishment) for sale. These Test Printers are rerecorded from property, plant and equipment to inventory and eventually as cost of goods sold (when they are sold). The recorded cost of Test Printers are the regular cost of such printers less any amount that has been depreciated while under the property, plant and equipment account. Pursuant to ARB 43, when the Company records Test Printers as inventory, it records the lower of cost or market value.

Note 11- Long Term Loans

C – Convertible Loan Agreement, page F-31

7.	To help us better understand your accounting for the July 2003 Loan and Warrant transactions with certain existing shareholders, please provide us with sample journal entries showing how you accounted for the debt at issuance, including the warrants granted to the placement agent and the beneficial conversion feature. Clearly explain how you determined the value of the warrants and the beneficial conversion feature.

The Company has reviewed the agreements signed, and the related accounting treatment associated with, the 2003 Loan and Warrant transactions and has concluded that the accounting treatment should be revised. As further detailed below, because no monies were drawn under the credit line (which monies would have been evidenced by a convertible loan), the agreement signed with the investors should have been recorded as an agreement to provide a credit line rather than as the issuance of a convertible loan with detachable warrants.

Background

On July 30, 2003 the Company signed a convertible loan and warrant agreement (the “Agreement”) with several investors and existing controlling shareholders (the “Investors”) according to which the Investors undertook to lend to the Company up to $ 3.5 million (the “Credit Line”) in consideration for (i) the issuance by the Company to the Investors of an aggregate of 1,009,615 warrants to purchase Ordinary Shares (the “Warrants”) (equal to 15% of the Credit Line divided by $0.52) exercisable at $0.52 per share for a period of five years from the closing (as defined in the Agreement) and (ii) an aggregate cash commitment fee of $70,000 (the “Fee”) equal to 2% of the Credit Line.

The Company was entitled to draw funds under the Credit Line at any time within one year from the date of the Agreement (the “Availability Period”) which monies, when drawn, would be evidenced by a convertible loan note. Any convertible notes issued would (1) be due 42 months after issuance, (2) be convertible at $0.62 per share and (3) bear interest at a rate of 12%. During the Availability Period the Company was entitled, on a ten days prior notice and assuming no monies had been drawn under the Credit Line, to cancel the Credit Line in which case the Investors would have been entitled to retain the Warrants and the Fee. Under the terms of the Agreement, the Investors were entitled to replace any undrawn portion of the Credit Line at any time during the Availability Period in exchange for the purchase of up to 5,645,161 Ordinary Shares at a purchase price of $ 0.62 per share (calculated based on $3.5 million divided by $0.62 per share).

December 1, 2005
Page Five

        According to the terms of the Agreement, the placement agents were granted warrants equal to the following: (a) 1% of the Credit Line divided by $0.52 on the closing of the Agreement and, upon issuance of Ordinary Shares (the” Placement Warrants”) and (b) 2% of the aggregate amount received by the Company for the issued Ordinary Shares divided by $0.62 (the “Conversion Warrants” and together with the Placement Warrants, the “Agent Warrants”). These warrants are exercisable at a price of $0.52 and $0.62 per share, respectively, for a period of five years from the date of grant.

        In October 2003 the Company actually issued the Warrants and paid the Fee to the Investors (recorded as G&A expenses).

        On December 22, 2003 the Investors exercised their right to replace $2 million of the undrawn Credit Line by purchasing 3,225,806 Ordinary Shares for $2 million. Issuance expenses associated with this purchase totaled $133,000. These Ordinary Shares were issued to the Investors in January 2004.

        On March 31, 2004 the Investors exercised their right to replace the remaining $ 1.5 million available under the Credit Line through the purchase of 2,419,355 Ordinary Shares for $1.5 million. Issuance expenses associated with this purchase totaled $43,000. These Ordinary Shares, along with the Agent Warrants, were issued on March 31, 2004.

Accounting Discussion

1)	The accounting treatment in the 2003 & 2004 financial statements, as reported

In the reported financial statements the Agreement was characterized as issuance of a convertible loan with detachable warrants.

Based on the guidance in APB 14, both the Warrants and convertible loan were measured at fair value and initially recorded at their relative fair values; out of the $2 million, $466,000 were ascribed to the Warrants and $1.534 million (net of $133,000 of issuance expenses) were recorded as receipts on account of shares (due to the fact that the Credit Line was immediately replaced through the sale of Ordinary Shares). Furthermore, the Company measured a beneficial conversion feature (“BCF”) according to EITF 98-5 and EITF 00-27, assuming that a convertible loan was issued and converted to shares. According to the effective conversion price and share price at the commitment date the BCF amounted to $676,000. The BCF was fully recorded to financial expenses in 2003 since it was assumed that the debt was converted in December 2003. In 2004 the amount of $1,500,000 contributed by the Investors was treated as issuance of shares.

December 1, 2005
Page Six

In addition, the Company included an amortization of the fair value of the Warrants issued; $75,000 in 2003 and $548,000 in 2004.

The fair value of the Agent Warrants was not recorded in the financial statements.

The Fee was paid during October 2003 and was recorded as a general and administrative expense.

2)	The revised accounting treatment

As indicated above, during the one year period from July 30, 2003, the Credit Line could have been canceled by the Company or, alternatively, replaced by the Investors through the purchase of Ordinary Shares. A convertible loan would have been issued only if the Company had drawn monies under the Credit Line. Therefore, the Company believes that no commitment to issue the convertible debt (as defined in EITF 98-5 and EITF 00-27) was established and accordingly this transaction should not have been treated as the issuance of convertible debt and no value should have been ascribed to the conversion option of convertible debt upon the closing of the Agreement. The Company believes that only if and when it had drawn monies under the Credit Line and corresponding convertible debt had actually been issued, should it have calculated the BCF.

Based on the analysis described above, the Company has concluded that the Credit Line was in essence a loan commitment given by the Investors to the Company in consideration for: (a) 1,009,615 Warrants issued to the Investors, (b) a cash commitment fee of $70,000, and (c) a call option for the issuance of approximately 5,645,000 Ordinary Shares that was “embedded” in the Agreement. The embedded call option resulted from the fact that the Investors had the right to convert the undrawn amount available under Credit Line through the purchase of Ordinary Shares at a fixed price per share. In evaluating the accounting for the Credit Line, it was determined that it could be viewed as either a loan commitment or an equity instrument. The Agreement was a loan commitment for convertible loans and contained an embedded written call option. Based on this analysis, the Company has concluded that the most accurate presentation would be to bifurcate and separately value and account for the written call option at issuance, and provide no specific accounting for the loan commitment other than the deferred expense reflected as a debit balance (essentially a gross up of the transaction in which the consideration given was part of the commitment received). The Company notes that a loan commitment does not require derivative accounting by the holder under FAS 133 (as confirmed in the FAS 149 amendment to FAS 133). The Company believes that, although this call option is indexed to the Company’s own stock and is exempt from FAS 133 requirements for subsequent derivative accounting (as it complied with EITF 00-19 for equity treatment and thus the exception in paragraph 11(a) of FAS 133), this written call option should initially be bifurcated at fair value from the Credit Line (that is, the gross presentation discussed above) and included as part of the consideration given to the Investors for the Credit Line.

December 1, 2005
Page Seven

Because the Agreement constitutes a loan commitment, the full consideration paid to the Investors (which includes the fair value of the Investors’ Warrants, the fair value of the embedded call option, and the Fee) should have been recorded, by analogy to FAS 91, as deferred expenses on account of receiving a loan commitment.The fair value of the Warrants and embedded call option should have been recorded against a corresponding increase to Additional Paid-In-Capital. These deferred expenses should have been subsequently accounted for according to the final outcome. As such, upon issuance of the Ordinary Shares to the Investors, the deferred expenses should have been reclassified to equity. In contrast, the deferred expenses would have been amortized over the term of the convertible loan when and if the Company had drawn monies under the Credit Line and issued a corresponding convertible debt.

Upon exercise of the Investors’ right to replace the outstanding Credit Line through the purchase of Ordinary Shares, this transaction should have been treated as issuance of shares though the exercise of the call option under the Agreement. Therefore, the consideration received by the Company, net of the balance of the deferred expenses (which was comprised of the Fee, the fair value of the Warrants issued to the Investors, the fair value of the embedded call option and the Placement Warrants, should have been classified toshareholders’ equity.

The Conversion Warrants should have been recorded as additional issuance expenses and deducted from the proceeds of the issuance of Ordinary Shares to the Investors, which would result in no net effect on Additional Paid-In-Capital (debit and credit to Additional Paid-In-Capital in the same amount).

Measurement

As discussed above, the Company has measured at fair value the following instruments:

1.	The Warrants granted to the Investors in connection with the establishment of the Credit Line. The fair value calculations resulted in a fair value of $ 811,000.
2.	Warrants granted to the placement agents. The fair value calculations resulted in a fair value of $ 29,000.
3.	The embedded call option granted to the Investors. The fair value calculations resulted in a fair value of $ 3,086,000.

The warrants and embedded call option were measured based on the Black-Scholes option pricing model. The fair value of the embedded call option was adjusted to reflect the fact that it was cancelable by the Company at any time on a 10 days notice.

Because certain of the Investors were considered to be “Controlling Shareholders”, the participation of such Investors under the Israeli Companies Law, 1999, as amended (the “Companies Law”), required that in addition to the affirmative vote of the majority of the shares voted at the shareholders meeting, that either (a) the votes in favor include at least one third of the votes of participating shareholders, not counting abstaining votes, who do not have a “personal interest” (as such term is defined in the Companies Law) approval of the resolution to permit such participation or (b) the aggregate votes of the opposing shareholders who do not have such “personal interest,” represent less than 1% of the Company’s outstanding share capital.. Such approval was obtained on November 18, 2003. Therefore, the Warrants and the portion of the embedded call option relating to those shareholders were measured on November 18, 2003 rather than on July 30, 2003 (the date the Agreement was executed).

December 1, 2005
Page Eight

The impact of the corrected accounting treatment on the financial statements is summarized below:

Consolidated statement of operations data:

	Year ended December 31, 2003
	As previously reported	Adjustment	As to be restated

General and administrative expenses	(11,121)	70	(11,051)
Financial expenses, net	(2,157)	751	(1,406)
Net loss	(27,191)	821	(26,370)

Basic and diluted net loss per share	(1.57)	0.05	(1.52)

Consolidated balance sheet:

	December 31, 2003
	As previously reported	Adjustment	As to be restated

Long-term deferred expenses	-	1,713 (*)	1,713
Total assets	59,768	1,713	61,481
Additional paid-in capital	47,095	426	47,521
Receipts on account of shares	1,401	466	1,867
Accumulated deficit	(58,346)	821	(57,525)
Total shareholders' deficiency	(6,726)	1,713	(5,013)

(*)	Represents the remaining deferred expenses relating to the remaining available credit line of $1.5 million that was not replaced for Ordinary Shares as at December 31, 2003.

Consolidated statement of operations data:

	Year ended December 31, 2004
	As previously reported	Adjustment	As to be restated

Financial expenses, net	(3,187)	548	(2,639)
Net loss	(22,515)	548	(21,967)

Basic and diluted net loss per share	(0.93)	0.02	(0.91)

Consolidated balance sheet data:

December 1, 2005
Page Nine

	December 31, 2004
	As previously reported	Adjustment	As to be restated

Additional paid-in capital	51,802	(1,369)	50,433
Accumulated deficit	(80,861)	1,369	(79,492)
Total shareholders' deficiency	(23,642)	-	(23,642)

Note 13 – Commitments and Contingencies, page F-35

B – Royalty Commitments, page F-35

8.	We note that you are required to repay the OCS, Government of Belgium and the Fund for the Encouragement of Marketing Activity for past grants received based on sales derived from products developed with those grants. Please revise your future filings to disclose your maximum potential liability under these agreements.

As disclosed in the financial statements (page 35) the Company has no potential royalty commitment as of December 31, 2004 under these agreements. The liability for royalty payments is fully provided for (see also the response to Comment No. 9). If such a liability will exist in the future, the company will provide an appropriate disclosure in its future filings.

9.	Your disclosure in this note that you have no contingent obligation to pay royalties to the OCS and the Government of Belgium appears to contradict the disclosure on page 27 that you have a contingent liability of $800,000 for future royalties to the OCS. Please tell us how your contingent liabilities are calculated and how you account for these liabilities. Please revise future filings to remove this inconsistency or advise us.

December 1, 2005
Page Ten

The Company will revise its future filings to remove the reference to the contingent liability and to make the disclosure consistent with the disclosure currently included on F-36. As noted on page 27, the Company has filed a law suit in the District Court in Jerusalem seeking a declaratory judgment denying the OCS’s claim that the Company owes royalties for sales that occurred in the past of $ 785,000 related to the sale of its Fresco printers. In the event the District Court finds in favor of OCS, the $785,000 would be due and payable rather than contingent. The Company’s management and its external Israeli legal counsel have determined that the probability of this contingency is high. As a result, and in compliance with SFAS 5, the Company has accrued the full $785,000 to reflect this possibility and disclosed it in its financial statements. The Company has no additional contingent obligations.

D – Litigations, page F-36

10.	We note your discussion of litigation with Screen + in your legal proceedings but we note no additional discussion in the notes to the financial statement. Please tell us and revise future filings to indicate the damages sought by the plaintiff and the range of possible loss. Refer to paragraph 10 of SFAS 5.

The Company has been advised by its subsidiary’s Belgium legal counsel that the anticipated risk of an unfavorable verdict in favor of Screen + is remote and therefore, the Company believes that according to the provisions of SFAS 5, the Company is not required to record a loss contingency provision or include a disclosure in the financial statements. The Company will revise its future filings to remove the reference to the litigation in order to be consistent with its financial statements.

        In connection with this response letter, the Company acknowledges that:

        1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

        2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 1, 2005
Page Eleven

        We appreciate in advance your time and attention to our response. Should you have any additional questions or concerns, please call me at 212-468-8163 or my colleague Michael Kalish at (212) 336-8458.

Sincerely, /s/ James R. Tanenbaum James R. Tanenbaum

cc:	Doron Faibish, Adv.
Michael G. Kalish, Esq.